SANFORD C. BERNSTEIN & CO., LLC

(an indirect wholly-owned subsidiary of

AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2020

(dollars in thousands)

ASSETS

Cash and cash equivalents	$ 280,139
Cash and securities segregated under Federal regulations (cost $1,752,483)	1,752,906
Receivables:	
Brokers and dealers	27,074
Customers (including officers)	1,674,218
Fees	10,881
Due from affiliates	80
Investments	65,103
Deposits with clearing organizations	114,769
Other assets	2,622
Total assets	**$ 3,927,792**

LIABILITIES AND MEMBER'S EQUITY

Payables:	
Brokers and dealers	$ 49,166
Customers (including officers)	3,418,063
Due to Parent	112,587
Due to affiliates	17,697
Securities sold not yet purchased	17,791
Accrued expenses and other liabilities	7,716
Accrued compensation and benefits	95
Total liabilities	**3,623,115**
Commitments and contingencies *(Note 9)*	
Member's equity	304,677
Total liabilities and member's equity	**$ 3,927,792**

The accompanying notes are an integral part of this financial statement.